Exhibit 99.1
CRIC Reports Fourth Quarter and Full Year 2009 Results
Fourth Quarter 2009 Revenues Grew 203% Year-Over-Year;
Fourth Quarter 2009 Net Income Attributable to Shareholders Grew 507% Year-Over-Year
SHANGHAI, China, March 9, 2010 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting, advertising and online services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.
In October 2009, the Company completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an entity that had operated SINA’s online real estate business. Unless otherwise specified, the financial results presented in this release incorporate those of COHT’s operations since the date of the acquisition.
To assist management and investors in gaining a better understanding of CRIC’s operating performance for the fourth quarter and full year of 2009, the Company is providing results attributable to COHT whenever possible. In addition to the disclosure of GAAP results below, the Company is also presenting certain non-GAAP measures (namely, income from operations and net income attributable to CRIC shareholders). For non-GAAP income from operations (“non-GAAP income from operations”), expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, and gain from settlement of pre-existing relationship resulting from deferred revenue settlement from COHT are excluded. For non-GAAP net income (“non-GAAP net income”), in addition to the adjustments made to non-GAAP income from operations, income from investment in affiliates is also excluded. (See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.)
Fourth Quarter 2009 Highlights
•
Total revenues were $41.3 million for the fourth quarter of 2009, an increase of 203% from $13.6 million for the same quarter in 2008. The total revenue for the fourth quarter of 2009 includes $13.8 million attributable to COHT. The remainder was $27.5 million, an increase of 102% from $13.6 million for the same quarter in 2008.

•
Net income attributable to CRIC shareholders was $32.4 million, or $0.24 per diluted ADS, for the fourth quarter of 2009, an increase of 507% from $5.3 million, or $0.07 per diluted ADS, for the same quarter in 2008. Non-GAAP net income attributable to CRIC shareholders was $17.8 million, or $0.13 per diluted ADS (non-GAAP), for the fourth quarter of 2009, an increase of 203% from $5.9 million, or $0.08 per diluted ADS (non-GAAP), for the same quarter in 2008. Non-GAAP net income attributable to CRIC shareholders for the fourth quarter of 2009 includes $5.8 million attributable to COHT. The remainder was $12.0 million, an increase of 105% from $5.9 million for the same quarter in 2008.

Full Year 2009 Highlights
•
Total revenues were $95.7 million for the full year of 2009, an increase of 91% from $50.0 million for the full year of 2008. The total revenue for the full year of 2009 includes $13.8 million attributable to COHT. The remainder was $81.8 million, an increase of 63% from $50.0 million for the full year of 2008.

•
Net income attributable to CRIC shareholders was $55.6 million, or $0.63 per diluted ADS, for the full year of 2009, an increase of 151% from $22.2 million, or $0.31 per diluted ADS, for the full year of 2008. Non-GAAP net income attributable to CRIC shareholders was $44.2 million, or $0.50 per diluted ADS (non-GAAP), for the full year of 2009, an increase of 88% from $23.5 million, or $0.33 per diluted ADS (non-GAAP), for the full year of 2008. Non-GAAP net income attributable to CRIC shareholders for the full year of 2009 includes $5.8 million attributable to COHT. The remainder was $38.4 million, an increase of 63% from $23.5 million for the full year of 2008.

“2009 was a landmark year for CRIC during which we solidified our industry leadership position and increased our brand recognition through the successful listing of our ADSs on NASDAQ and completion of our acquisition of COHT,” said Mr. Xin Zhou, CRIC’s co-chairman and chief executive officer. “These developments enable us to serve a variety of clients within the real estate industry value chain on an improved and more comprehensive platform both online and offline.
“During the fourth quarter of 2009, we expanded COHT’s existing business and developed several new products, such as CRIC Land Database, CRIC Investor Edition and CRIC Supplier Database. Our expanded platform and vision for growth has attracted many talented industry professionals to our team, which together form a solid foundation for the Company’s future growth.”
Mr. Zhou concluded, “We will build on this strong foundation in 2010 by continuing to leverage our brand and scale to grow our existing businesses and simultaneously enter new and exciting business areas such as tourism real estate, commercial real estate, secondary housing and supplier online services. We believe the real estate market in China will be relatively stable with no major turmoil in 2010, which provides the ideal operating environment for our real estate information, consulting, advertising and online businesses. Overall, we are confident in our ability to continue our growth in 2010.”
Ms. Bin Laurence, CRIC’s chief financial officer, added, “CRIC’s performance exceeded our expectations for the fourth quarter and full year of 2009. With the addition of COHT in the fourth quarter of 2009, both our revenue and non-GAAP net income tripled compared to the fourth quarter of 2008. Excluding the contribution of COHT in the fourth quarter, both our revenue and non-GAAP net income still more than doubled compared to the fourth quarter of 2008, with our revenue exceeding the high end of our guidance. COHT also achieved revenue that was near the high end of our guidance with sequential revenue growth of 44% in the fourth quarter. The growths in revenues and profits were contributed through strong performances across all of our business lines. Our margins remain strong while our balance sheet is further strengthened with the net proceeds from the IPO and cash generated from operations.”
Financial Results for the Fourth Quarter and Full Year of 2009
Revenues
Fourth quarter total revenues were $41.3 million in 2009, an increase of 203% from $13.6 million for the same quarter in 2008. Total revenue for the fourth quarter of 2009 includes $13.8 million attributable to COHT. The remainder was $27.5 million, an increase of 102% from $13.6 million for the same quarter in 2008, exceeding the Company’s guidance range of $24 million to $25 million.
For the full year of 2009, total revenues were $95.7 million, an increase of 91% from $50.0 million for the full year in 2008. Total revenue for the full year of 2009 includes $13.8 million attributable to COHT. The remainder was $81.8 million, an increase of 63% from $50.0 million for the full year of 2008.

Revenues from real estate information and consulting services were $21.9 million for the fourth quarter of 2009, an increase of 67% from $13.2 million for the same quarter in 2008. For the full year of 2009, revenues from real estate information and consulting services were $68.0 million, an increase of 39% from $49.1 million for the year of 2008. The increases were due to further expansion of the coverage and marketing of the CRIC database as well as higher consulting revenues resulting from increased number of consulting clients and projects in 2009.
Revenues from real estate advertising services were $5.6 million for the fourth quarter of 2009, a substantial increase from $0.5 million for the same quarter in 2008, when the Company first started to offer these services. For the full year of 2009, revenues from real estate advertising services were $13.8 million, a substantial increase from $0.9 million for the full year of 2008. The increases were attributable to wider acceptance and brand recognition of CRIC’s advertising design service and the launch of advertising resale service in 2009 by making wholesale purchases of advertising spaces in print and other media in Shanghai and reselling them to developer clients.
Revenues from COHT were $13.8 million for the fourth quarter of 2009, near the high end of the Company’s guidance range of $13 million to $14 million. The Company completed its acquisition of COHT in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates revenues through operating a real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites.
Cost of Revenues
Fourth quarter cost of revenues was $7.6 million in 2009, a substantial increase from $0.6 million for the same quarter in 2008. Fourth quarter cost of revenue in 2009 includes $4.9 million attributed to COHT. The remainder was $2.7 million, an increase of $2.0 million, or 337%, due to additional costs for advertising design services and purchasing of advertising spaces for resale as a result of the expansion of advertising design services which started in 2008 and the launch of advertising resale services in 2009. Cost of revenue for information and consulting services remained relatively flat in the fourth quarter of 2009 compared to the fourth quarter of 2008. Costs of revenues for COHT consist of costs associated with the maintenance of websites, which include fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation of equipment and fees paid to SINA for advertising inventory on non-real estate channels.
For the full year of 2009, cost of revenues was $12.8 million, an increase of 342% from $2.9 million for the full year of 2008. The cost of revenue for the full year of 2009 includes $4.9 million attributed to COHT. The remainder was $7.9 million, an increase of 172% from $2.9 million in 2008, due to costs associated with the scope expansion of advertising design services and the launch of advertising resale services in 2009.
Selling, General and Administrative (“SG&A”) Expenses
Fourth quarter SG&A expenses were $23.5 million in 2009, an increase of 224% from $7.3 million for the same quarter in 2008. Fourth quarter SG&A expenses in 2009 include $11.4 million attributable to COHT. The remainder was $12.2 million, an increase of 68% from $7.3 million for the same quarter in 2008, primarily due to higher expenses of $1.6 million relating to share-based compensation recorded in the fourth quarter of 2009 compared to $0.5 million for the same period in 2008 as a result of share options granted in 2009, and higher salaries, rental and office expenses associated with increased personnel and office spaces.
For the full year of 2009, SG&A expenses were $48.0 million, an increase of 142% from $19.8 million for the full year of 2008. SG&A expenses for the full year of 2009 include $11.4 million attributable to COHT. The remainder was $36.7 million, an increase of 85% from $19.8 million for the full year of 2008, mainly due to higher share-based compensation expenses, higher salaries, rental and office expenses.

Gain from Settlement of Pre-existing Relationship
Prior to the acquisition of COHT, CRIC had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. CRIC had recorded deferred revenue of $2.4 million at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, the Company recorded a $2.1 million gain on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue. This gain from unamortized deferred revenue is excluded from non-GAAP income from operations and non-GAAP net income.
Income from Operations
Fourth quarter income from operations was $12.3 million in 2009, an increase of 114% from $5.8 million for the same quarter in 2008. Non-GAAP income from operations for the fourth quarter of 2009 was $19.2 million, an increase of 204% from $6.3 million for the same quarter in 2008. Non-GAAP income from operations for the fourth quarter of 2009 includes $4.8 million attributable to COHT. The remainder was $14.4 million, an increase of 128% from $6.3 million for the fourth quarter of 2008.
For the full year of 2009, income from operations was $36.9 million, an increase of 35% from $27.3 million for the full year of 2008. Non-GAAP income from operations for the full year of 2009 was $47.0 million, an increase of 64% from $28.8 million for the full year of 2008. Non-GAAP income from operations for the full year of 2009 includes $5.8 million attributable to COHT. The remainder was $42.2 million, an increase of 47% from $28.8 million for the full year of 2008.
Income from Investment in Affiliates
The Company previously held a 34% interest in COHT. This interest was re-measured to its fair value in connection with the acquisition of the remaining 66% interest in COHT in October 2009, with the excess of fair value over the carrying amount recognized as a gain of $21.5 million. This gain on investment income is excluded from non-GAAP net income.
Net Income Attributable to CRIC Shareholders
Fourth quarter net income attributable to CRIC shareholders was $32.4 million in 2009, an increase of 507% from $5.3 million for the same quarter in 2008. Fourth quarter net income attributable to CRIC shareholders includes $22.1 million attributable to COHT. The remainder was $10.3 million, an increase of 93% from $5.3 million for the same quarter in 2008.
Fourth quarter non-GAAP net income attributable to CRIC shareholders was $17.8 million, an increase of 203% from $5.9 million for the same quarter in 2008. Fourth quarter non-GAAP net income attributable to CRIC shareholders includes $5.8 million attributable to COHT. The remainder was $12.0 million, an increase of 105% from $5.9 million for the same quarter in 2008.
For the full year of 2009, net income attributable to CRIC shareholders was $55.6 million, an increase of 151% from $22.2 million for the full year of 2008. Net income attributable to CRIC shareholders for the full year of 2009 includes $22.1 million attributable to COHT. The remainder was $33.5 million, an increase of 51% from $22.2 million for the full year of 2008.
For the full year of 2009, non-GAAP net income attributable to CRIC shareholders was $44.2 million, an increase of 88% from $23.5 million for the same period in 2008. Full year non-GAAP net income attributable to CRIC shareholders includes $5.8 million attributable to COHT. The remainder was $38.4 million, an increase of 63% from $23.5 million for the full year of 2008.

Cash Flow
As of December 31, 2009, the Company had a cash balance of $311.1 million, including approximately $225.6 million net proceeds (net of issuance costs) from the IPO, compared with $45.1 million as of December 31, 2008. Fourth quarter net cash inflow from operating activities was $20.2 million, mainly due to non-GAAP net income of $17.8 million discussed above.
Business Outlook
The Company estimates that its revenues for the first quarter of 2010 will be in the range of $24 million to $26 million. Since the Company completed its acquisition of COHT in October 2009, this revenue estimate includes the estimated revenues from COHT of $7 million to $8 million. First quarter revenues excluding those to be generated by COHT are estimated to be in the range of $17 million to $18 million, an increase of 40% to 48% over the same quarter of 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on March 9, 2010 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US/International:	+1-718-354-1359
Hong Kong:	+852-3002-1616
Mainland China:	+86-10-5147-8781
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC.”
A live and archived webcast of the conference call will be available at http://ir.cric.com/.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting, advertising and online services with a presence in over 70 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services, advertising services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics such as the H1N1 flu and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) net income attributable to shareholders excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition, (2) net income attributable to CRIC shareholders per diluted ADS excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisitions, and (3) income from operations excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisitions are significant non-recurring items resulting from business acquisition and therefore are excluded for non-GAAP measures. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	December 31,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	25,791	311,067
Unbilled accounts receivable, net	10,767	22,739
Accounts receivable, net	13,169	5,691
Advance payment for advertising placement	1,804	1,401
Advance payment for properties	—	8,108
Prepaid expenses and other current assets	5,810	5,588
Amounts due from related parties	—	2,544

Total current assets	57,341	357,138
Property and equipment, net	2,521	7,423
Intangible assets, net	1,529	201,139
Goodwill	4,269	449,903
Investment in affiliates	5,062	—
Advance payment for advertising placement	4,927	—
Advance payment for properties	7,792	—
Other non-current assets	309	4,571

TOTAL ASSETS	83,750	1,020,174

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	510	2,289
Advance from customer	441	2,855
Accrued payroll and welfare expenses	992	3,873
Income tax payable	3,878	9,270
Other tax payable	776	3,085
Amounts due to related parties	5,473	7,384
Deposit for property for sale	—	2,781
Other current liabilities	2,856	4,184

Total current liabilities	14,926	35,721
Deferred revenue—non-current	1,975	—
Deferred tax liabilities—non-current	338	42,032

Total liabilities	17,239	77,753

Commitments and contingencies
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 71,522,222 and 142,922,222 shares issued and outstanding, as of December 31, 2008 and 2009, respectively	14	29
Additional paid-in capital	40,992	864,225
Retained earnings	20,956	73,330
Accumulated other comprehensive income	3,708	3,629
Subscription receivable	(14)	—

Total CRIC shareholders’ equity	65,656	941,213
Non-controlling interest	855	1,208

Total equity	66,511	942,421

TOTAL LIABILITIES AND EQUITY	83,750	1,020,174

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2008	2009	2008	2009
Revenues
Real estate consulting and information services	13,154	21,928	49,116	68,045
Advertising services	472	5,563	933	13,779
Online services	—	13,830	—	13,830

	13,626	41,321	50,049	95,654
Cost of revenues	(606)	(7,576)	(2,897)	(12,810)
Selling, general and administrative expenses	(7,260)	(23,522)	(19,820)	(48,049)
Gain from settlement of pre-existing relationship	—	2,101	—	2,101

Income from operations	5,760	12,324	27,332	36,896
Interest income	43	147	420	279
Other income, net	—	551	(1,341)	2,725

Income before taxes, equity in affiliates and non-controlling interest	5,803	13,022	26,411	39,900
Income tax expense	(1,070)	(1,632)	(4,721)	(6,307)

Income before equity in affiliates and non-controlling interest	4,733	11,390	21,690	33,593
Income from investment in affiliates	216	21,453	154	22,016

Net income	4,949	32,843	21,844	55,609

Net (income) loss attributable to non-controlling interest	390	(442)	318	(7)

Net income attributable to CRIC shareholders	5,339	32,401	22,162	55,602

Earnings per share:
Basic	0.07	0.25	0.31	0.64
Diluted	0.07	0.24	0.31	0.63
Shares used in computation:
Basic	71,522,222	131,775,483	71,522,222	86,610,265
Diluted	71,522,222	135,829,100	71,522,222	88,264,301

Note	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8282 on December 31, 2009 and USD1 = RMB6.8281 for the three months ended December 31, 2009.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations[1]	5,760	12,324	27,332	36,896

Share-based compensation expenses[2]	476	3,868	1,254	6,848
Amortization expenses of intangible assets resulting from business acquisitions[3]	84	5,117	166	5,365
Gain from settlement of pre-existing relationship[4]	—	(2,101)	—	(2,101)

Non-GAAP income from operations[5]	6,320	19,208	28,752	47,008

Notes 2:

1:	Includes $0.4 million GAAP losses from operations attributable to COHT for the fourth quarter and full year of 2009.

2:	Includes $2.2 million attributable to COHT for the fourth quarter and full year of 2009.

3:	Includes $5.0 million attributable to COHT for the fourth quarter and full year of 2009.

4:	Represents unamortized deferred revenue resulting from the acquisition of COHT.

5:	Includes $4.8 million attributable to COHT for the fourth quarter and full year of 2009.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income attributable to CRIC shareholders[1]	5,339	32,401	22,162	55,602

Share-based compensation expenses	476	3,868	1,254	6,848
Amortization expenses of intangible assets resulting from business acquisitions	63	5,093	124	5,279
Income from investment in affiliates[2]	—	(21,453)	—	(21,453)
Gain from settlement of pre-existing relationship	—	(2,101)	—	(2,101)

Non-GAAP net income attributable to CRIC shareholders[3]	5,878	17,808	23,540	44,175

GAAP income per ADS — basic	0.07	0.25	0.31	0.64

GAAP income per ADS — diluted	0.07	0.24	0.31	0.63

Non-GAAP income per ADS — basic	0.08	0.14	0.33	0.51

Non-GAAP income per ADS — diluted	0.08	0.13	0.33	0.50

Shares used in calculating basic GAAP /Non-GAAP income attributable to shareholders per ADS	71,522,222	131,775,483	71,522,222	86,610,265

Shares used in calculating diluted GAAP / Non-GAAP income attributable to shareholders per ADS	71,522,222	135,829,100	71,522,222	88,264,301

Notes 2:

1:	Includes $22.1 million attributable to COHT for the fourth quarter of 2009 and full year of 2009.

2:	Represents the excess of fair value over the carrying amount recognized as a result of the acquisition of COHT.

3:	Includes $5.8 million attributable to COHT for the fourth quarter and full year of 2009.